Exhibit 99.2

ASCENDIS PHARMA A/S

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report and the section contained in our Annual Report on Form 20-F for the year ended December 31, 2018 – “Item 5. Operating and Financial Review and Prospects”. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union, might differ in material respects from generally accepted accounting principles in other jurisdictions.

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements concerning our business, operations and financial performance and conditions, as well as our plans, objectives and expectations for our business operations and financial performance and conditions. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•

our ongoing phase 3 pediatric long-term extension trial of TransCon Growth Hormone, or hGH, our ongoing phase 2 study of TransCon Parathyroid Hormone, or PTH, and our ongoing phase 2 study of TransCon C-Type Natriuretic Peptide, or CNP;

•	our pursuit of oncology as our second of three independent therapeutic areas of focus, and our development of a pipeline of product candidates in this therapeutic area;

•	our receipt of future milestone or royalty payments from our collaboration partners, and the expected timing of such payments;

•	our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved for commercial use;

•	our expectations regarding the potential advantages of our product candidates over existing therapies;

•	our ability to enter into new collaborations;

•

our expectations with regard to the ability to develop additional product candidates using our TransCon technologies and file Investigational New Drug Applications, or INDs, or equivalents for such product candidates;

•

our expectations with regard to the ability to seek expedited regulatory approval pathways for our product candidates, including the potential ability to rely on the parent drug’s clinical and safety data with regard to our product candidates;

•	our expectations with regard to our current and future collaboration partners to pursue the development of our product candidates and file INDs or equivalents for such product candidates;

•	our development plans with respect to our product candidates;

•	our ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;

•	the timing or likelihood of regulatory filings and approvals for our product candidates;

•	the commercialization of our product candidates, if approved;

•	our commercialization, marketing and manufacturing capabilities of our product candidates and associated devices;

•	the implementation of our business model and strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

•	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

•	our financial performance; and

•	developments and projections relating to our competitors and our industry.

These forward-looking statements are based on senior management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this report may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section in our Annual Report on Form 20-F for the year ended December 31, 2018 — “Item 3.D. Risk Factors”. You are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this report. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Given these risks and uncertainties, you are cautioned not to rely on such forward-looking statements as predictions of future events.

You should read this report and the documents that we reference in this report and have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from what we expect. You should also review the factors and risks we describe in the reports we will file or submit from time to time with the Securities and Exchange Commission after the date of this report. We qualify all of our forward-looking statements by these cautionary statements.

Overview

We are applying our innovative TransCon technologies to build a leading, fully integrated biopharmaceutical company and develop a pipeline of product candidates with potential best-in-class profiles to address unmet medical needs. We have created a portfolio of potential best-in-class endocrinology rare disease product candidates to address unmet medical needs by utilizing our TransCon technologies with clinically validated parent drugs. We currently have three product candidates in clinical development in endocrinology rare diseases and we are working to apply our TransCon technology platform in additional therapeutic areas, including oncology. We recently established oncology as our second therapeutic area and are developing a pipeline of systemic and localized prodrug product candidates to address unmet medical needs in this therapeutic area. Additionally, we have developed a pipeline of long-acting prodrug product candidates through strategic collaborations and we are working with these collaboration partners in the areas of ophthalmology and diabetes.

Our most advanced investigational product candidate, TransCon hGH, is in development as a once-weekly long-acting prodrug of recombinant human growth hormone, also referred to as hGH, as a potential treatment for growth hormone deficiency, or GHD. Our phase 3 program for TransCon hGH consists of the heiGHt, fliGHt and enliGHten Trials.

In March 2019, we announced top-line results from the pivotal, phase 3 heiGHt Trial, in which TransCon hGH was observed to have superior efficacy and comparable safety and tolerability to that of a daily hGH. Results from the trial indicate that TransCon hGH was generally safe and well-tolerated, with adverse events consistent with the type and frequency observed with the daily hGH therapy and comparable between arms of the trial. No serious adverse events related to study drug were observed in either arm. No treatment-emergent adverse events leading to discontinuation of study drug were observed in either arm.

In May 2019, we announced results from the single arm phase 3 fliGHt Trial of TransCon hGH, which was designed to expand the safety database on TransCon hGH in pediatric subjects. The results indicated treatment with TransCon hGH was safe and well-tolerated in subjects with pediatric GHD who were previously treated with commercially-available daily growth hormone therapies. In the trial, the adverse event profile of TransCon hGH was similar to the published safety profile of daily growth hormone therapies. Results from the fliGHt Trial also support safety of TransCon hGH in subjects under three years of age.

Nearly all subjects who completed the heiGHt or fliGHt Trials have enrolled in the open-label extension study, the enliGHten Trial, which is designed to provide long-term safety data to support the planned regulatory filings for TransCon hGH. We initiated the enliGHten Trial in 2017 as the first subjects began to roll over from the heiGHt Trial, and we have enrolled approximately 300 subjects, which will form a safety database consistent with input from regulatory authorities.

In September 2019, we completed the last subject visit forming the two-year follow up for the TransCon hGH phase 3 program in pediatric GHD. These data, including results from approximately 300 subjects treated with TransCon hGH (approximately 300 for six months, 120 for 12 months and 45 for 24 months), will form the safety database to support a Biologics License Application, or BLA, to the U.S. Food and Drug Administration, or the FDA, for TransCon hGH to treat pediatric GHD expected in the first half of 2020 and a Marketing Authorisation Application to the European Medicines Agency expected in the second half of 2020.

In October 2019, we received Orphan Designation from the European Commission for TransCon hGH for pediatric GHD. Orphan Designation is granted to therapies aimed at the treatment, prevention or diagnosis of a disease that is life-threatening or chronically debilitating, affects no more than five in 10,000 persons in the European Union (EU), and which may provide significant additional benefit over existing therapies.

We believe that TransCon hGH, if approved, may offer a once-weekly therapy for GHD with the potential to improve outcomes compared to currently approved daily hGH. We have also conducted a phase 2 clinical trial in adult subjects with GHD that will form the basis of designing future clinical research in adult GHD. If approved, TransCon hGH may reduce the burden of daily treatment by requiring significantly fewer injections, which may improve compliance and treatment outcomes.

We are also using our TransCon technology platform to develop TransCon PTH, an investigational once-daily long-acting prodrug of parathyroid hormone, or PTH, as a potential treatment for hypoparathyroidism, a rare endocrine disorder of calcium and phosphate metabolism. We completed a phase 1 trial in healthy subjects in May 2018, the results of which were consistent with our target product profile for TransCon PTH as a true replacement therapy. In this trial, TransCon PTH showed the predicted pharmacokinetic and pharmacodynamic response, suggesting the ability to normalize serum and urinary calcium levels in patients with hypoparathyroidism. We believe TransCon PTH may provide patients suffering from hypoparathyroidism with a PTH replacement therapy that is designed to fully address all aspects of the disease more than standard of care or currently approved therapies. In June 2018, we were granted Orphan Drug Designation, or ODD, by the FDA for TransCon PTH. ODD is provided to drugs that are intended for the safe and effective treatment, diagnosis, or prevention of rare diseases or disorders that affect fewer than 200,000 people in the United States. PaTH Forward is evaluating the safety, tolerability and efficacy of three fixed doses of TransCon PTH using a ready-to-use prefilled pen device. The goal of PaTH Forward is to evaluate TransCon PTH control of serum and urinary calcium, and identify a titration regimen for complete withdrawal of standard of care (i.e., active vitamin D and calcium supplements).

On November 14, 2019, the Company announced an expansion of the patient population in the Company’s PaTH Forward phase 2 trial to facilitate enrollment of subjects previously treated with NATPARA, a parathyroid hormone. Previously, patients treated with NATPARA were required to undergo a long washout period prior to entering screening in PaTH Forward. In response to the recent recall of NATPARA in the United States, the Company has been evaluating pathways to help enroll patients affected by the recall. Under the protocol addendum, patients previously treated with NATPARA in the United States will now have an expedited pathway to enroll in PaTH Forward. The Company expects top-line data from the expanded PaTH Forward Trial in the first quarter of 2020. Our plan for our phase 3 program for TransCon PTH includes incorporating trial sites in the United States, Europe, Australia, Canada, Japan and possibly other Asian countries.

We are also developing TransCon CNP, an investigational long-acting prodrug of C-type natriuretic peptide, or CNP, as a potential therapeutic option for achondroplasia, the most common form of dwarfism. Currently, there are no medical therapies for achondroplasia approved by the FDA. TransCon CNP utilizes our TransCon technology platform to create a long-acting CNP prodrug as a potential therapeutic option for achondroplasia and potentially other skeletal disorders. CNP as a therapeutic approach is supported by extensive preclinical and clinical data. In November 2018, we completed a phase 1 clinical trial in healthy adult subjects, which demonstrated that TransCon CNP provided continuous exposure to CNP with a pharmacokinetic profile designed to maximize efficacy with once-weekly dosing. In February 2019, we were granted ODD by the FDA for TransCon CNP. Following successful submission of an IND application in July 2019, we initiated the phase 2 ACcomplisH Trial, a global phase 2 trial designed to evaluate the safety and efficacy of TransCon CNP in children with achondroplasia. Our goal is to develop TransCon CNP as a safe and effective therapeutic option for achondroplasia and potentially other related growth disorders.

In addition to our pipeline of endocrinology rare disease candidates, we have established oncology as our second independent therapeutic area of focus for our TransCon technologies. Our goal is to improve treatment efficacy while limiting or reducing toxicity by applying TransCon technologies to clinically validated drugs, using our unique algorithm for product innovation. We are conducting preclinical studies within the field of oncology to explore multiple potential product candidates and evaluate systemic as well as sustained localized delivery systems using our TransCon platform. In June 2019, we presented preclinical data on three of the programs currently in our oncology pipeline: TransCon Toll-like Receptor (TLR) 7/8 Agonist, TransCon Interleukin-2 (IL-2) b/g and TransCon Vascular Endothelial Growth Factor-Tyrosine Kinase Inhibitor (VEGF-TKI). Our goal is to file an IND or equivalent in oncology by the end of 2020.

In November 2018, we announced the formation of VISEN Pharmaceuticals, or Visen, a company established to develop and commercialize our endocrinology rare disease therapies in the People’s Republic of China, Hong Kong, Macau, and Taiwan, or Greater China. In connection with the formation of Visen, we granted Visen exclusive rights to develop and commercialize certain product candidates based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. As consideration for the rights granted to Visen, we received 50% ownership in the outstanding shares of Visen and concurrently with the rights we granted to Visen, entities affiliated with Vivo Capital and Sofinnova Ventures purchased shares in Visen for an aggregate purchase price of $40 million in cash.

In October 2019, Visen initiated a phase 3 trial for TransCon hGH in pediatric GHD in China. We expect that the trial will enroll at least 75 subjects.

We believe our strategic investment in Visen supports our strategy to extend our endocrinology rare disease portfolio globally and establish a presence in China in partnership with collaborators who have significant experience and knowledge of the biopharmaceutical opportunity in China. In part because Visen was established in China, we believe Visen will be able to effectively develop and, if approved, market our innovative technologies to address the needs of the local markets in Greater China.

In addition, we have strategic collaborations for TransCon anti-VEGF in the field of ophthalmology, which is partnered with Genentech, and the TransCon peptide program for the treatment of diabetes, which is partnered with Sanofi. We are eligible to receive up to an aggregate of €200 million in development and regulatory milestone payments for products currently being developed under our collaboration agreements, as well as sales-based milestone payments and royalties on future net sales of products.

We believe that the effectiveness of our TransCon technologies is supported by data from our preclinical research and the ongoing clinical programs, including our TransCon hGH, TransCon PTH and TransCon CNP programs, as well as findings from our ongoing development of other product candidates, including our multi-product collaborations with Sanofi and Genentech. We have applied the TransCon technologies in combination with parent drugs with clinical proof of concept using our algorithm for creating products with the potential to be best-in-class in endocrinology rare diseases, and we will continue to apply this algorithm for product selection in new therapeutic areas. We believe this approach may reduce the risks associated with traditional drug development.

Our TransCon technologies enable us to create long-acting prodrug therapies with potentially significant advantages over existing marketed drug products. Our TransCon technologies transiently link an unmodified parent drug to a TransCon carrier via our proprietary TransCon linkers. Our TransCon linkers predictably release an unmodified active parent drug at predetermined rates governed by physiological pH and temperature conditions, supporting administration frequencies from daily to more than every six months. Depending upon the type of TransCon carrier we employ, we can design our TransCon prodrugs to act systemically or locally in areas that are difficult to treat with conventional therapies.

We commenced operations in December 2007 in connection with the acquisition of the company that invented our TransCon technologies, Complex Biosystems GmbH. Since we commenced operations in 2007, we have devoted substantially all of our efforts to developing our product candidates, including conducting preclinical studies and clinical trials and providing general and administrative support for these operations. We do not have any approved products and have never generated any revenue from product sales.

We had a net loss of €137.7 million for the nine months ended September 30, 2019 and a net loss of €130.1 million for the year ended December 31, 2018. Our total equity was €660.9 million as of September 30, 2019 compared to €280.1 million as of December 31, 2018. The increase in equity primarily reflects the follow-on public offering of ADSs in March 2019.

Results of Operations

Comparison of the Three Months Ended September 30, 2019 and 2018 (unaudited):

	Three Months Ended September 30,
	2019	2018
	(EUR’000)
Revenue	2,243	20
Research and development costs	(46,258)	(31,511)
General and administrative expenses	(10,000)	(6,796)

Operating profit / (loss)	(54,015)	(38,287)
Share of profit / (loss) of associate	(1,338)	—
Finance income	30,547	4,262
Finance expenses	(368)	(42)

Profit / (loss) before tax	(25,174)	(34,067)

Tax on profit / (loss) for the period	61	100

Net profit / (loss) for the period	(25,113)	(33,967)

Revenue

Total revenue for the three months ended September 30, 2019 was €2.2 million compared to €20 thousand for the three months ended September 30, 2018. This increase was due to recognition of revenue related to our investment in Visen.

As of September 30, 2019, we had deferred income of €1.4 million under the agreement with Visen, which will be recognized as revenue as we advance the projects that are subject to our collaborations with Visen.

Research and Development Costs

Research and development costs were €46.3 million for the three months ended September 30, 2019, an increase of €14.8 million, or 47%, compared to €31.5 million for the three months ended September 30, 2018. External development costs related to our TransCon hGH product candidate increased by €5.1 million, primarily driven by manufacturing of validation batches, or process performance qualification batches, and initial costs of pre-launch inventories, partly offset by a reduction in clinical trial costs reflecting the completion of the phase 3 heiGHt Trial. The process performance qualification batches are required as part of the regulatory approval process with the FDA, and, as well as the pre-launch inventories, are recognized as development costs when incurred. However, after potential marketing approval, the products from these process performance qualification batches and pre-launch inventories may be used for commercial sales, thereby reducing the costs for the first period after market launch.

External development costs related to our TransCon PTH product candidate decreased by €0.6 million, primarily reflecting lower manufacturing costs and preclinical costs, whereas clinical trial costs increased compared to the same period of last year, reflecting the initiation of our phase 2 PaTH Forward clinical trial.

External development costs related to our TransCon CNP product candidate increased by €0.5 million, primarily reflecting an increase in clinical trial costs for our phase 2 ACcomplisH Trial which was initiated in the third quarter of 2019, partly offset by a reduction in preclinical costs.

Other research and development costs increased by €9.8 million, primarily driven by an increase in personnel costs of €3.6 million and non-cash share-based payment of €3.1 million due to a higher number of employees in research and development functions, but also reflecting increases of €0.7 million in travel costs, and €0.6 million in facility costs allocated to research and development functions including the impact from the implementation of IFRS 16, “Leases”, which was adopted as of January 1, 2019. Costs related to laboratory operations and early stage development activities increased by €1.8 million compared to the same period of last year, primarily reflecting our new activities within oncology.

Research and development costs included non-cash share-based payment of €5.1 million for the three months ended September 30, 2019, compared to €2.0 million for the three months ended September 30, 2018.

General and Administrative Expenses

General and administrative expenses were €10.0 million for the three months ended September 30, 2019, an increase of €3.2 million, or 47%, compared to general and administrative expenses of €6.8 million for the three months ended September 30, 2018. The increase is primarily due to an increase in personnel costs of €1.6 million and non-cash share-based payment of €1.1 million for additional administrative personnel, but also reflecting increases of €0.2 million in IT costs, and €0.3 million in facility costs including the impact from the implementation of IFRS 16, “Leases”, which was adopted as of January 1, 2019.

General and administrative expenses included non-cash share-based payment of €3.0 million for the three months ended September 30, 2019, compared to €1.9 million for the three months ended September 30, 2018.

Net Profit / (Loss) in Associate

Net loss in associate was €1.3 million, which represents our share of net result from Visen. As Visen was established in November 2018, no comparative figures are presented for the three months ended September 30, 2018.

Finance Income and Finance Expenses

Finance income was €30.5 million for the three months ended September 30, 2019, an increase of €26.2 million compared to €4.3 million for the three months ended September 30, 2018. Finance expenses were €0.4 million for the three months ended September 30, 2019, an increase of €0.3 million compared to the same period of 2018.

The €26.0 million increase in net finance income was due to positive exchange rate fluctuations, primarily between the U.S. Dollar and Euro in the three months ended September 30, 2019, primarily affecting our cash position maintained in U.S. Dollars.

We did not hold any interest-bearing debt for any of the periods presented. However, as of January 1, 2019, we have adopted IFRS 16, “Leases”, which requires interest expenses to be recognized on lease liabilities.

Tax for the Period

Tax for the three months ended September 30, 2019 was a net tax credit of €61 thousand compared to a net tax credit of €100 thousand for the three months ended September 30, 2018. Taxes for the three months ended September 30, 2019 comprised an estimated tax credit of €184 thousand in the group of Danish companies, partly offset by tax payments of €123 thousand in our U.S. and German subsidiaries.

Comparison of the Nine Months Ended September 30, 2019 and 2018 (unaudited):

	Nine Months Ended September 30,
	2019	2018
	(EUR’000)
Revenue	10,868	66
Research and development costs	(141,343)	(102,286)
General and administrative expenses	(31,396)	(16,684)

Operating profit / (loss)	(161,871)	(118,904)
Share of profit / (loss) in associates	(5,452)	—
Finance income	30,285	20,532
Finance expenses	(812)	(53)

Profit / (loss) before tax	(137,850)	(98,425)

Tax on profit / (loss) for the period	196	306

Net profit / (loss) for the period	(137,654)	(98,119)

Revenue

Total revenue for the nine months ended September 30, 2019 was €10.9 million compared to €0.1 million for the nine months ended September 30, 2018. This increase was due to recognition of revenue related to our investment in Visen.

As of September 30, 2019, we had deferred income of €1.4 million under the agreement with Visen, which will be recognized as revenue as we advance the projects that are subject to our collaborations with Visen.

Research and Development Costs

Research and development costs were €141.3 million for the nine months ended September 30, 2019, an increase of €39.0 million, or 38%, compared to €102.3 million for the nine months ended September 30, 2018.

External development costs related to our TransCon hGH product candidate increased by €9.8 million, primarily driven by manufacturing of validation batches, or process performance qualification batches, and initial costs of pre-launch inventories, partly offset by a decrease in clinical trial costs, reflecting the completion of the phase 3 heiGHt Trial in the first quarter of 2019. The process performance qualification batches are required as part of the regulatory approval process with the FDA, and, as well as the pre-launch inventories, are recognized as development costs when incurred. However, after potential marketing approval, the products from these process performance qualification batches and pre-launch inventories may be used for commercial sales, thereby reducing the costs for the first period after market launch.

External development costs related to our TransCon PTH product candidate increased by €1.3 million, primarily reflecting higher clinical trial costs, whereas manufacturing and preclinical costs decreased compared to the same period of last year.

External development costs related to our TransCon CNP product candidate decreased by €0.3 million, primarily due to lower manufacturing and preclinical costs, partly offset by an increase in clinical trial costs, reflecting the phase 2 ACcomplisH Trial which was initiated in the third quarter of 2019.

Other research and development costs increased by €28.2 million, primarily driven by an increase in personnel costs of €11.2 million and non-cash share-based payment of €8.9 million due to a higher number of employees in research and development functions. IT costs allocated to research and development functions increased by €1.4 million and travel costs increased by €1.5 million. Cost of facilities allocated to research and development functions increased by €1.9 million, including net impact from the implementation of IFRS 16, “Leases”, which was adopted as of January 1, 2019. Costs related to laboratory operations and early stage development activities increased by €3.0 million compared to the same period of last year, primarily reflecting our new activities within oncology. Other costs allocated to research and development functions increased by net €0.3 million.

Research and development costs included non-cash share-based payment of €15.2 million for the nine months ended September 30, 2019, compared to €6.3 million for the nine months ended September 30, 2018.

General and Administrative Expenses

General and administrative expenses were €31.4 million for the nine months ended September 30, 2019, an increase of €14.7 million, or 88%, compared to general and administrative expenses of €16.7 million for the nine months ended September 30,

2018. The increase is primarily due to an increase in personnel costs of €5.1 million and non-cash share-based payment of €4.5 million for additional administrative personnel, but also reflecting increases of €1.9 million in professional fees, €1.5 million in IT costs, and €0.7 million in cost of facilities, including net impact from the implementation of IFRS 16, “Leases”, which was adopted as of January 1, 2019. Other costs allocated to general and administrative functions increased by net €1.0 million.

General and administrative expenses included non-cash share-based payment of €11.0 million for the nine months ended September 30, 2019, compared to €6.5 million for the nine months ended September 30, 2018.

Net Profit / (Loss) in Associate

Net loss in associate was €5.4 million, which represents our share of net result from Visen. As Visen was established in November 2018, no comparative figures are presented for the nine months ended September 30, 2018.

Finance Income and Finance Expenses

Finance income was €30.3 million for the nine months ended September 30, 2019, an increase of €9.8 million compared to €20.5 million for the nine months ended September 30, 2018. Finance expenses were €0.8 million for the nine months ended September 30, 2019, an increase of €0.7 million compared to the same period of 2018, reflecting the recognition of interest expenses on lease liabilities.

The €9.0 million increase in net finance income was due to positive exchange rate fluctuations, primarily between the U.S. Dollar and Euro in the nine months ended September 30, 2019, primarily affecting our cash position maintained in U.S. Dollars.

We did not hold any interest-bearing debt for any of the periods presented. However, as of January 1, 2019, we have adopted IFRS 16, “Leases”, which requires interest expenses to be recognized on lease liabilities.

Tax for the Period

Tax for the nine months ended September 30, 2019 was a net credit of €0.2 million compared to a net credit of €0.3 million for the nine months ended September 30, 2018. Taxes for the nine months ended September 30, 2019 were comprised of an estimated tax credit of €0.6 million in the group of Danish companies partly offset by tax expenses of €0.4 million in our U.S. and German subsidiaries.

Liquidity and Capital Resources

As of September 30, 2019, we had cash and cash equivalents totaling €658.7 million compared to €277.9 million as of December 31, 2018. We have funded our operations primarily through issuance of preference shares, ordinary shares and convertible debt securities and payments to us under our collaboration agreements. Our expenditures are primarily related to research and development activities and general and administrative activities to support research and development.

In February 2015, we announced the closing of our initial public offering, with net proceeds of $111.5 million (or €101.4 million). In 2016, we completed a follow-on public offering of American Depositary Shares, or ADSs, with net proceeds of $127.1 million (or €116.6 million) and in 2017, we completed a follow-on public offering of ADSs, with net proceeds of $145.2 million (or €123.1 million). In February 2018, we completed a follow-on public offering of ADSs, with net proceeds of $242.5 million (or €196.9 million), and in March 2019, we completed a follow-on public offering of ADSs, with net proceeds of $539.4 million (or €480.3 million).

Based on our current operating plan, we believe that our existing cash and cash equivalents as of September 30, 2019 will be sufficient to meet our projected cash requirements for at least 12 months from the date of this report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

•	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

•

the achievement of development, regulatory and commercial milestones resulting in the payment to us from our collaboration partners of contractual milestone payments and the timing of receipt of such payments, if any;

•

the progress, timing, scope, results and costs of our preclinical studies and clinical trials for our product candidates and manufacturing activities that have not been licensed, including the ability to enroll patients in a timely manner for clinical trials;

•

the time and cost necessary to obtain regulatory approvals for our product candidates that have not been licensed and the costs of post-marketing studies that could be required by regulatory authorities;

•	the manufacturing, selling and marketing costs associated with product candidates, including the cost and timing of building our sales and marketing capabilities;

•	the timing, receipt, and amount of sales of, or royalties on, our future products, if any;

•	the sales price and the availability of adequate third-party coverage and reimbursement for our product candidates;

•	the cash requirements of any future acquisitions or discovery of product candidates;

•	the number and scope of preclinical and discovery programs that we decide to pursue or initiate;

•	the potential acquisition and in-licensing of other technologies, products or assets;

•	the time and cost necessary to respond to technological and market developments, including further development of our TransCon technologies;

•

our progress (and the progress of our collaboration partners, if any) in the successful commercialization and co-promotion of our most advanced product candidates and our efforts to develop and commercialize our other existing product candidates; and

•

the costs of filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights, including litigation costs and the outcome of such litigation, including costs of defending any claims of infringement brought by others in connection with the development, manufacture or commercialization of our product candidates.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, preclinical studies and clinical trials for our product candidates for which we retain such responsibility and our establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

The following table summarizes our cash flows for each of the unaudited nine months periods ended September 30, 2019 and 2018:

	Nine Months Ended September 30,
	2019	2018
	(EUR’000)
Cash flows from / (used in) operating activities	(126,700)	(103,240)
Cash flows from / (used in) investing activities	(4,030)	(1,587)
Cash flows from / (used in) financing activities	489,330	202,342

Net increase / (decrease) in cash and cash equivalents	358,600	97,515

Cash Flows From / (Used in) Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2019 was €126.7 million compared to €103.2 million for the nine months ended September 30, 2018. The net loss for the nine months ended September 30, 2019 of €137.7 million included non-cash charges of €30.9 million, comprising share-based payment and depreciation, and non-cash net income, including net financial income and taxes, of €22.2 million. The net change in working capital contributed positively to cash flows by €2.3 million, primarily due to a net increase in trade payables and other payables of €3.7 million, a decrease in receivables and prepayments of €4.4 million, partly offset by a decrease in deferred income of €5.5 million and an increase in deposits of €0.3 million.

Net cash used in operating activities for the nine months ended September 30, 2018 was €103.2 million. The net loss for the nine months ended September 30, 2018 of €98.1 million included non-cash charges of €0.6 million for depreciation and €12.8 million for share-based payment. Net finance income of €20.5 million, primarily comprising exchange rate adjustments, and net tax credits of €0.3 million, were reversed. The net change in working capital contributed negatively to cash flow by €0.4 million, comprising a €7.2 million increase in trade payables and other payables, offset by a €5.5 million increase in prepayments, a €1.2 million increase in trade receivables and other receivables and a €0.9 million increase in deposits. We received net finance income of €3.0 million and paid income taxes of €0.4 million in the nine months ended September 30, 2018.

Cash Flows From / (Used in) Investing Activities

Cash flows used in investing activities for the nine months ended September 30, 2019 of €4.0 million were related to acquisition of property, plant and equipment, primarily equipment for use in the laboratories of our German facility and in our oncology laboratories in the United States.

Cash flows used in investing activities for the nine months ended September 30, 2018 of €1.6 million were related to acquisition of property, plant and equipment, primarily furniture and equipment for use in our new offices in Denmark and in the United States, and equipment for use in the laboratories of our German facility.

Cash Flows From / (Used in) Financing Activities

Cash flows from financing activities for the nine months ended September 30, 2019 of €489.3 million were comprised of €480.3 million in net proceeds from our follow-on public offering of ADSs completed in March 2019 and €12.0 million in net proceeds from warrant exercises in April, June, and September 2019, partly offset by payments on lease liabilities of €3.0 million.

Cash flows from financing activities for the nine months ended September 30, 2018 of €202.3 million were comprised of €196.9 million in net proceeds from our follow-on public offering of ADSs completed in February 2018 and €5.4 million in proceeds from exercise of warrants in April, June and September 2018.

Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements or any holdings in variable interest entities.

Qualitative Disclosures about Market Risk

Our activities primarily expose us to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar, the British Pound and the Danish Krone. Our functional currency is the Euro, but we have received payments in U.S. Dollars under our collaborations. Further, the proceeds from our series D financing in November 2014, our initial public offering in February 2015 and our follow-on public offerings in October 2016, September 2017, February 2018 and March 2019 were in U.S. Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our budgeted future expenses and we make payments from those positions.

Interest Rate Risk

As we have no interest-bearing debt to third parties, derivatives or financial assets and liabilities measured at fair value, our exposure to interest rate risk primarily relates to the interest rates for our positions of cash and cash equivalents. Our future interest income from interest-bearing bank deposits and short-term investments may fall short of expectations due to changes in interest rates. We do not consider the effects of interest rate fluctuations to be a material risk to our financial position.

As of January 1, 2019, we have adopted IFRS 16, “Leases”, which requires interest expenses to be recognized on lease liabilities over the lease term, applying each contract’s incremental borrowing rate. The incremental borrowing rates applied are determined at the lease commencement date and are fixed over the lease term. Accordingly, for leases recognized at September 30, 2019, we are not exposed to changes in interest rates.

We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with marketable securities. This investment policy establishes minimum ratings for institutions with which we hold cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities that we may hold.

Credit Risk

We consider all of our material counterparties to be creditworthy. While the concentration of credit risk is significant, we consider the credit risk for each of our individual counterparts to be low. Accordingly, since we had no significant trade receivables at September 30, 2019 or December 31, 2018, and our deposits are held with suppliers that are frequently used in our operations, we have made no provision for trade receivables or deposits.

Our exposure to credit risk primarily relates to our cash and cash equivalents. The credit risk is considered limited because the counterparties holding significant deposits are banks with high credit-ratings assigned by international credit-rating agencies. We have considered the expected credit loss on our cash deposits. Our assessment did not reveal any material impairment loss, and accordingly we have made no provision for bank deposits.

Liquidity Risk

We manage our liquidity risk by maintaining adequate cash reserves and banking facilities, and by continuously monitoring our cash forecasts and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.